UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Schedule 13D/A

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a)

and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

GEE Group, Inc.
(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

369730304

(CUSIP Number)

Alexander Stuckey

13500 Sutton Park Drive South, Suite 204

Jacksonville, Florida 32224

904-683-4574

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 369730304	13D

1	Names of Reporting Persons Alexander Stuckey
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The reporting person is a U.S. citizen.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,766,300
	8	Shared Voting Power
	9	Sole Dispositive Power 1,766,300
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,766,300
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 12.09%[1]
14	Type of Reporting Person (See Instructions) IN
____________

1Based on 9,878,892 shares outstanding as of May 25, 2017.

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CUSIP No. 369730304	13D

Item 1. Security and Issuer.

This statement relates to the common stock, no par value (the “Shares”), of GEE Group, Inc. (f/k/a General Employment Enterprises, Inc.) (the “Issuer”), an Illinois corporation, whose principal executive offices are located at 184 Shuman Blvd., Suite 420, Naperville, IL 60563.

Item 2. Identity and Background.

(a) This Schedule 13D/A is being filed by Alex Stuckey (“Mr. Stuckey”).

(b Mr. Stuckey’s business address is 13500 Sutton Park Drive South, Suite 204, Jacksonville, Florida 32224.

(c) Mr. Stuckey is the Chief Administrative Officer of the Issuer. Mr. Stuckey served as President and Chief Operating Officer of the Issuer from April 2015 until April 6, 2017.

(d) During the last five years, Mr. Stuckey has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years Mr. Stuckey has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Stuckey is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On May 25, 2017, Mr. Stuckey sold a total of 310,000 Shares in six separate private transactions to six individuals for a purchase price of $4.00 per share or an aggregate purchase price of $1,240,000.

Of the 1,766,300 Shares currently beneficially owned by Mr. Stuckey, 1,327,664 of these Shares remain from the shares Mr. Stuckey acquired by conversion of shares of the Issuer’s Series A Convertible Preferred Stock (the “Preferred Stock”). The Preferred Stock was issued by the Issuer to Mr. Stuckey on April 1, 2015, in exchange for shares of common stock of Scribe Solutions, Inc., a Florida corporation (“Scribe”), in connection with a transaction in which the Issuer acquired 100% of the issued and outstanding shares of common stock of Scribe (the “Transaction”). Mr. Stuckey acquired 150,000 shares as a member of job2bbc LLC. Mr. Stuckey acquired 250,000 of these Shares on April 3, 2017 upon the exercise of common stock purchase warrants of the Issuer for cash at an exercise price of $2.00 per share (the “Warrants”). The remaining 38,636 of these Shares can be acquired by Mr. Stuckey upon the exercise of 38,636 Warrants Issuer for cash at an exercise price of $2.00 per share. The Warrants were issued by the Issuer to Mr. Stuckey on April 1, 2015, in exchange for common stock purchase warrants of Scribe, in connection with the Transaction.

Item 4. Purpose of Transaction.

The Shares currently owned by Mr. Stuckey were acquired by Mr. Stuckey for investment purposes in connection with the transactions described in Item 3 above. The reporting person may acquire or dispose of additional securities or sell securities of the Company from time to time in the market or in private transactions. Other than the performance of his duties as an officer the Issuer in the ordinary course of business, Mr. Stuckey does not have any current plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries;

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CUSIP No. 369730304	13D

(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d) any material change in the present capitalization or dividend policy of the Company;

(e) any other material change in the Company’s business or corporate structure;

(f) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(i) any similar action to those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Stuckey beneficially owns 1,766,300 Shares, which constitutes approximately 12.09% of the Issuer’s outstanding Shares, based on 9.878.892 Shares outstanding as of May 25, 2017.

(b) Mr. Stuckey has sole voting power and sole dispositive power to 1,766,300 Shares.

(c) Other than the transactions reported in Item 3 of this Schedule 13D, Mr. Stuckey has not effected any transactions in the Shares of common stock of the Issuer in the past 60 days.

(d) To the knowledge of Mr. Stuckey, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

None.

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CUSIP No. 369730304	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2017	By:	/s/ Alexander Stuckey
Alexander Stuckey

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